SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            MERCER INTERNATIONAL INC.
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                                (Name of Issuer)

                          Shares of Beneficial Interest
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                         (Title of Class of Securities)

                                   5880561015
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                                 (CUSIP NUMBER)

                           GREENLIGHT CAPITAL, L.L.C.
                         420 Lexington Avenue, Suite 875
                            New York, New York 10170
                            Tel. No.: (212) 973-1900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                             Eliot D. Raffkind, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                            Dallas, Texas 75201-4675
                                 (214) 969-2800

                                December 18, 1997

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             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.                         13D                    Page ___ of   ___Pages
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               NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      1        Greenlight Capital, L.L.C.
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
      2                                                                   (b)[ ]
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      3        SEC USE ONLY
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               SOURCE OF FUNDS*
      4        AF, WC
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               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) or 2(e)                                          [ ]
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               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        Delaware
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   NUMBER OF             SOLE VOTING POWER
    SHARES         7     867,000
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY              SHARED VOTING POWER
     EACH          8     0
  REPORTING     ----------------------------------------------------------------
 PERSON WITH             SOLE DISPOSITIVE POWER
                   9     867,000
                ----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  10     0
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               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        867,000
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               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12        CERTAIN SHARES*                                               [ ]
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               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        5.81%
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               TYPE OF REPORTING PERSON*
     14        CO
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         *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No.                         13D                    Page ___ of   ___Pages
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               NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      1        David Einhorn
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
      2                                                                   (b)[ ]
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      3        SEC USE ONLY
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               SOURCE OF FUNDS*
      4        AF, WC
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               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) or 2(e)                                          [ ]
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               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        USA
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   NUMBER OF             SOLE VOTING POWER
    SHARES         7     867,000
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY              SHARED VOTING POWER
     EACH          8     0
  REPORTING     ----------------------------------------------------------------
 PERSON WITH             SOLE DISPOSITIVE POWER
                   9     867,000
                ----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  10     0
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               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        867,000
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               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12        CERTAIN SHARES*                                               [ ]
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               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        5.81%
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               TYPE OF REPORTING PERSON*
     14        IN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No.                         13D                    Page ___ of   ___Pages
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               NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      1        Jeffrey A. Keswin
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               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)[ ]
      2                                                                   (b)[ ]
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      3        SEC USE ONLY
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               SOURCE OF FUNDS*
      4        AF, WC
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               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      5        TO ITEM 2(d) or 2(e)                                          [ ]
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               CITIZENSHIP OR PLACE OF ORGANIZATION
      6        USA
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   NUMBER OF             SOLE VOTING POWER
    SHARES         7     867,000
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY              SHARED VOTING POWER
     EACH          8     0
  REPORTING     ----------------------------------------------------------------
 PERSON WITH             SOLE DISPOSITIVE POWER
                   9     867,000
                ----------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                  10     0
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               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11        867,000
--------------------------------------------------------------------------------
               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     12        CERTAIN SHARES*                                               [ ]
--------------------------------------------------------------------------------
               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13        5.81%
--------------------------------------------------------------------------------
               TYPE OF REPORTING PERSON*
     14        IN
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         *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

                   This Schedule 13D (the "Schedule 13D") is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight, relating to shares of beneficial interest ("Shares") of Mercer International Inc. (the "Issuer").

                   This Schedule 13D relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), of which Greenlight acts as investment advisor, and (iii) Seedling Fund, L.P. ("Seedling"), of which Greenlight acts as investment advisor.

ITEM 1.            SECURITY AND ISSUER

                   Securities acquired:  Shares of beneficial interest

                   Issuer:       Mercer International Inc.
                                 Burglistrasse 6
                                 Zurich, Switzerland
                                 Tel. No. 41 (1) 201 7710

ITEM 2.            IDENTITY AND BACKGROUND

                   Greenlight Capital, L.L.C, a Delaware limited liability company, provides investment management services to private individuals and institutions and is located at 120 Broadway, Suite 901, New York, NY 10271. Messrs. Einhorn and Keswin are the principals of Greenlight. The principal occupation of both Mr. Einhorn and Mr. Keswin is investment management and they are both United States citizens. Their business address is 420 Lexington Avenue, Suite 875, New York, NY 10170. Neither Greenlight, Mr. Einhorn nor Mr. Keswin has been convicted in a criminal proceeding during the last five years. Neither Greenlight, Mr. Einhorn nor Mr. Keswin is and during the past five years was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.            SOURCE AND AMOUNT OF FUNDS

                   As of December 24, 1997, Greenlight had invested (i) $5,710,653 in Shares through Greenlight Fund, (ii) $2,964,056 in Shares through Greenlight Offshore and (iii) $290,634 in Shares through Seedling, all as described in Item 5 below. The source of these funds was the working capital of each of Greenlight Fund, Greenlight Offshore and Seedling, as the case may be.

ITEM 4.            PURPOSE OF THE TRANSACTION

                   Greenlight, Mr. Einhorn and Mr. Keswin acquired Shares for portfolio investment purposes and do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer, but Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to consider or make such plans and/or proposals in the future. Greenlight, Mr. Einhorn and Mr. Keswin reserve the right to acquire, or dispose of, additional securities of the Issuer, in the ordinary course of business, to the extent deemed advisable in light of Greenlight's general investment and trading policies, market conditions or other factors. Greenlight may contact the Issuer and/or other shareholders regarding potential strategies to increase shareholder value. Other than as described above, neither Greenlight, Mr. Einhorn nor Mr. Keswin has present plans or proposals which would result in any of the following:

                   1) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                   2) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                   3) any change in the present board of directors or managers of the Issuer;

                   4) any material change in the present capitalization or dividend policy of the Issuer;

                   5) any other material change in the Issuer's business or corporate structure;

                   6) any change in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                   7) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                   8) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Act; or

                   9)    any action similar to any of those enumerated above.

ITEM 5.            INTEREST IN SECURITIES OF THE ISSUER

                   (a) As of December 24, 1997, Greenlight, Mr. Einhorn and Mr. Keswin are beneficial owners of an aggregate of 867,000 Shares of the Issuer or 5.81% of the shares outstanding. The 867,000 Shares described above are beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin for the account of the Greenlight Fund, Greenlight Offshore or Seedling, as the case may be.

                   The number of shares beneficially owned by Greenlight, Mr. Einhorn and Mr. Keswin and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The percentage of beneficial ownership of Greenlight, Mr. Einhorn and Mr. Keswin on December 24, 1997 is based on 14,924,222 outstanding Shares as of November 10, 1997 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Commission for the quarterly period ended September 30, 1997.

                   (b) Greenlight, Mr. Einhorn and Mr. Keswin for the account of each of Greenlight Fund, Greenlight Offshore and Seedling have the power to vote and dispose of the shares of Common Stock held by each such entity.

                   (c) The transactions in the Issuer's securities by Greenlight during the last sixty days are listed as Annex A attached hereto and made apart hereof.

                   (d)    Not Applicable.

                   (e)    Not Applicable.



ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                   Not Applicable.

ITEM 7.            MATERIAL TO BE FILED AS EXHIBITS

                   Not Applicable.

                                     ANNEX A

                                       Quantity      Price per Share
Transaction Date      Buy/Sell         (shares)            ($)
----------------- ----------------- ---------------- -----------------

    10/31/97            Buy              5,000           $10.131
    11/11/97            Buy              7,000            10.465
    11/12/97            Buy              5,000            10.366
    12/15/97            Buy              5,000            8.441
    12/16/97            Buy             28,000            8.752
    12/17/97            Buy             15,500            8.880
    12/18/97            Buy             80,000            8.375

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 18, 1997

                                         Greenlight Capital, L.L.C.

                                         By: /s/ JEFFREY A. KESWIN
                                             -----------------------------------
                                                 JEFFREY A. KESWIN,
                                                 Managing Member

                                             /s/ DAVID EINHORN
                                             -----------------------------------
                                                 David Einhorn

                                             /s/ JEFFREY A. KESWIN
                                             -----------------------------------
                                                 Jeffrey A. Keswin